

February 3, 2011

Frederick Larcombe
Chief Financial Officer
iBio, Inc.
9 Innovation Way, Suite 100
Newark, DE 19711

> **Re: iBio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1 on Form S-3**
> **Filed January 27, 2011**
> **File No. 333-171315**

Dear Mr. Larcombe:

We have reviewed your amended filing and your response letter each dated January 27, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments.

General

1. We note your response to our prior comment 1. You have described why the registration of the resale of 3,000,000 shares of common stock underlying stock options held by private investors to purchase shares currently held by E. Gerald Kay and Carl DeSantis is desirable, but you have not provided a legal analysis supporting your conclusion that registration of such shares is appropriate at this time. Accordingly, we reissue our comment. Please provide us with a detailed legal analysis underlying your conclusion that it is appropriate under the federal securities laws to register the resale of these shares before exercise of the option takes place and tell us why it is appropriate generally to register the resale of shares underlying an option not issued by the registrant. Your analysis should identify the legal authority upon which you have relied in reaching your conclusion. Alternatively, please revise your registration statement to remove these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Andrew Abramowitz, Esq.
        Andrew Abramowitz, PLLC
        565 Fifth Avenue, 9th Floor
        New York, NY 10017